September 1, 2005

Via EDGAR Correspondence

Mr. Stephen Krikorian, Accounting Branch Chief
Ms. Lisa Mitrovich, Assistant Chief Accountant
Mr. Christopher White, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Elcom International, Inc., File No. 000-27376

Dear Gentle Persons:

We acknowledge  receipt of the Commission's  comment letter dated August 30, 2005. The purpose of this  correspondence  is to request additional time to respond to the comment letter.

Elcom's CFO is  part-time.  The company is in the midst of  attempting  to raise funds on the AIM Exchange in the U.K.;  this fundraising  is  essential to the  company's  ability to continue in business.  Concurrently,  the company is working  toward completion  of its 2004 tax returns,  with the federal  return  being due  September  15th,  and the company also has several state tax returns to prepare and file.

We do recognize the importance of addressing the comment letter,  and the company desires to fully respond and,  providing it has funds  available,  will also seek advice and counsel from its auditors and lawyers in preparing  its  response.  We would also like to respond and resolve the Commission's comments prior to filing our September 30, 2005 10-QSB.

Accordingly,  we plan to work toward  providing  the  Commission  with our response to the comment  letter by  September  30,
2005.  In the  meantime,  please feel free to contact us with any comments or if there is a problem  with our  response  time frame.

Sincerely,

Robert J. Crowell
Chairman and Chief Executive Officer
Elcom International, Inc.
10 Oceana Way, Norwood, MA 02062
1-781-501-4026